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Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS OF BARALONCO LIMITED

The name, present business address, and present principal occupation or employment of each of the directors of Baralonco Limited are set forth below. Thomas Alabakis is a citizen of Australia and Steven B. Pfeiffer is a citizen of the United States. Baralonco Limited does not have any executive officers.

NAME AND BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT
Thomas Alabakis Baralonco Limited Craigmuir Chambers P.O. Box 71 Road Town, Tortola British Virgin Islands VG 1110	Director; Business Consultant

Steven B. Pfeiffer Norton Rose Fulbright US LLP 799 9th Street NW Suite 1000 Washington, DC 20001-4501	Director; Of Counsel (Retired Partner), Norton Rose Fulbright US LLP